UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: October 2009
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                         -------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):____

      Attached hereto and incorporated by reference herein is the registrant's press release announcing the signing of a definitive agreement to acquire the assets of AiPoint, issued on October 15, 2009.

     The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Forms S-8 of the Company, registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825 and
   333-158839, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CLICKSOFTWARE TECHNOLOGIES LTD.
                                        (Registrant)


                                        By: /s/ Shmuel Arvatz
                                            --------------------------------
                                            Name:  Shmuel Arvatz
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


Date: October 15, 2009

Contacts:
Shmuel Arvatz                                      Noa Schuman
Chief Financial Officer                            Investor Relations
+972-3-765-9400                                    +972-3-7659-467
Shmuel.Arvatz@clicksoftware.com                    Noa.Schuman@clicksoftware.com

     ClickSoftware Acquires AiPoint Assets to Strengthen its Shift Planning
                                    Offering

   Acquisition broadens considerably ClickSoftware's total addressable market


BURLINGTON, Mass., October 15th, 2009 -- ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of workforce management and service optimization solutions, today announced that it has entered into a definitive agreement to acquire the assets of AiPoint, a company that develops and sells shift planning solutions.

AiPoint's highly specialized workforce management solutions make advanced shift planning possible for a broad range of companies in retail, telecommunications, transportation and utilities - industries that face the very real challenges of scheduling diverse workforces across multiple shifts and locations, with frequent staffing changes. AiPoint's software enables simultaneous optimization of multi-variable, multi-need shift scheduling and monitoring, and integrates this crucial data while accounting for personal requests and training and placement considerations. AiPoint is headquartered in Israel.

ClickSoftware will acquire the workforce management business of AiPoint in an asset purchase transaction including its technology, customers and employees. Under the terms of the definitive agreement, the consideration for the transaction is about USD 1.5 million in cash which ClickSoftware will pay at the closing of the transaction. The closing is subject to certain closing conditions, and is expected to occur within the next 30 days.

"Optimized and well-balanced shift planning is a multi-million-dollar decision that occurs every day," said Dr. Moshe BenBassat, Chairman and CEO of ClickSoftware. "It is extraordinarily challenging at the best of times. Today, volatile customer demand, tighter labor regulations and cost constraints continue to exert pressure on making sure you have the required - and appropriately trained - staff in the right place, at the right time," he added.

"We are delighted to become part of ClickSoftware, which continues to define the market for workforce and service optimization," said Asi Barak, CEO of AiPoint. "We share a common vision: creating business value for service operations through decision support and optimization technology."

The acquisition also expands the functionality of ClickSoftware's ClickRoster solution, which helps field service organizations optimally staff shifts of workers while taking into account applicable rules and regulations; demand coverage; cost; employee working preferences; and the need to balance undesirable shifts-i.e., weekends, public holidays, etc.-among appropriate employees.

"Any business that operates 24x7, or more than one daily shift, needs a shift planning and scheduling tool; including health care operations, retail stores, hotels, public safety such as police and fire departments, security personnel, banking, and, of course, field service operations for utility, telecommunications and other industries. Indeed, we see growing demand from our customers and partners for managing and optimizing shifts. With the acquisition of Aipoint we are significantly expanding the spectrum of industry verticals and applications we can address. As we continue to execute well towards our 2009 targets, the acquisition of AiPoint adds another layer to our growth platform for 2010 and beyond," said BenBassat.

About ClickSoftware

ClickSoftware is the leading provider of workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry-leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision making, incorporating scheduling, mobility and location-based services, ClickSoftware helps service organizations get the most out of their resources. With over 130 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, Mass. and Israel, with offices in Europe, and Asia Pacific. For more information about ClickSoftware, please call
(781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal Securities Laws. These forward-looking statements include, but are not limited to, those statements regarding expected benefits from the acquisition of AiPoint, anticipated market needs and the expected increase in the number of markets ClickSoftware can address. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, ClickSoftware's ability to retain AiPoint's customers and employees, the ability of ClickSoftware to integrate AiPoint's technology with its existing offerings and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


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